

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Scott Gordon
Chief Executive Officer and Director
Silver Spike Acquisition Corp II
660 Madison Avenue
Suite 1600
New York, NY 10065

   Re: Silver Spike Acquisition Corp II
     Registration Statement on Form S-1
     Filed February 5, 2021
     File No. 333-252803

Dear Mr. Gordon:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed February 5, 2021

Cover Page

1. Your registration statement cover page indicates that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. However, on page 8, you state that you intend to take advantage of the extended transition period for complying with new or revised accounting standards. Please resolve this apparent discrepancy.

<u>The Offering, page 15</u>

2.   We note your disclosure that you may extend the time you have to consummate a business combination beyond 24 months as a result of a shareholder vote to amend your amended and restated memorandum and articles of association. Please expand your disclosure to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that you extend the time to consummate an initial business combination beyond 24 months.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Derek Dostal